Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Share Purchase

January 22, 2016: Caledonia Mining Corporation ("Caledonia") announces that it received notification today that John Kelly, a non-executive director of Caledonia has purchased 16,965 common shares in Caledonia at an average price of 58.7 US cents per share.
Following this transaction, Mr Kelly's total beneficial holding is 16,965 ordinary shares representing 0.03 per cent of the issued ordinary share capital of Caledonia

For further information please contact:

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204